UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 18, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

FibroGen, Inc.

File No. 333-199069 - CF#31260

_____

       FibroGen, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on October 1, 2014.

       Based on representations by FibroGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.11	through September 24, 2017
Exhibit 10.12	through September 19, 2019
Exhibit 10.13	through September 19, 2019
Exhibit 10.15	through September 19, 2019
Exhibit 10.16	through September 19, 2019
Exhibit 10.17	through October 23, 2017
Exhibit 10.18	through October 20, 2017
Exhibit 10.19	through September 24, 2017
Exhibit 10.20	through September 24, 2017
Exhibit 10.23	through September 24, 2017
Exhibit 10.24	through September 24, 2017
Exhibit 10.28(i)	through September 19, 2019
Exhibit 10.28(ii)	through September 19, 2019
Exhibit 10.28(iii)	through September 19, 2019
Exhibit 10.28(iv)	through September 19, 2019
Exhibit 10.28(v)	through September 19, 2019
Exhibit 10.28(vi)	through September 19, 2019
Exhibit 10.28(vii)	through September 19, 2019
Exhibit 10.28(viii)	through September 19, 2019
Exhibit 10.28(ix)	through September 19, 2019
Exhibit 10.28(x)	through September 19, 2019
Exhibit 10.28(xi)	through September 19, 2019

Exhibit 10.28(xii)	through September 19, 2019
Exhibit 10.28(xiii)	through September 19, 2019
Exhibit 10.28(xiv)	through September 19, 2019
Exhibit 10.28(xv)	through September 19, 2019
Exhibit 10.28(xvi)	through September 19, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary